Exhibit 21
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT
All of the Company’s subsidiaries listed below are wholly owned.

Name	State of Incorporation
ValueVision Media, Inc.	Minnesota
VVI Fulfillment Center, Inc.	Minnesota
Iosota, Inc.	Delaware
FanBuzz, Inc.	Delaware
FanBuzz Retail, Inc.	Delaware
ValueVision Media Acquisitions, Inc.	Delaware
ValueVision Retail, Inc.	Delaware